File No. 70-9011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.  20549

__________________________________________
AMENDMENT NO. 4
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and address of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Vice President and Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Cheryl M. Foley                           William T. Baker, Jr.
Vice President, General Counsel           Reid & Priest LLP
and Corporate Secretary                   40 West 57th Street
Cinergy Corp.                             New York, New York
(address above)                           10019

The application-declaration as previously amended is further amended as follows:

1. Footnote 10, qualifying the text located at the second paragraph of Item 1.D ("Exempt Projects: Opportunities and Risks"), is replaced by the following text:

       "On May 1, 1997, general elections were held in Great Britain which resulted in the Labor Party gaining control of the government. On July 2, 1997, the Labor Government announced a windfall profits tax to be levied against a limited number of British companies, including Midlands, which had previously been owned and operated by the government. The tax, which was enacted into law during the third quarter of 1997, is intended to effect a recovery of funds by the government due to the undervaluing of the companies subject to the tax when they were privatized by the government via public stock offerings several years ago.

       Cinergy's share of the tax to be paid by Midlands is approximately $109 million (or $0.69 per share), to be paid in two equal installments due December 1, 1997 and 1998. As Cinergy's management believes this charge to be unusual in nature, and does not expect such a charge to recur, the tax has been recorded as an extraordinary item in Cinergy's consolidated statements of income included in Cinergy's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997. No related tax benefit has been recorded for the charge, since the windfall profits tax is not deductible for corporate income tax purposes in the UK and Cinergy expects that benefits, if any, derived for U.S. Federal income tax will not be significant."

2. The first paragraph of Item 1.B ("Proposed Modifications to Prior Orders") is replaced by the following text:

       "At September 30, 1997 Cinergy's aggregate investment and consolidated retained earnings were approximately $475 million and approximately $992 million, respectively."

3. The first paragraph of Item 3.B.1.a ("Key Financial Ratios/Benchmarks") is replaced by the following text:

       "An aggregate investment equal to 100% of Cinergy's consolidated retained earnings would represent a relatively small commitment of capital based on various key financial ratios at September 30, 1997. A total investment in this amount (assumed to be $992 million) would be equal to 16% of Cinergy's consolidated capitalization ($6.1 billion), 16% of consolidated net utility plant ($6.3 billion), 11% of total consolidated assets ($8.8 billion), and 19% of the market value of Cinergy's outstanding common stock ($5.3 billion)."

4. The third paragraph of Item 3.B.1.a ("Key Financial Ratios/ Benchmarks") is revised by adding the following sentence to the end of the existing text:

   "For the twelve months ended September 30, 1997, Cinergy's dividend payout ratio was 88% (excluding the effects of Cinergy's share of the windfall profits tax)."

5. The following sentence is added to the end of the first paragraph of Item 3.B.1.b ("Market Expectations"):

   "For the twelve months ended September 30, 1997, Cinergy's market-to-book ratio of 211% ranked second among the 25 largest electric utilities, and Cinergy's price/earnings ratio of 16.4 ranked sixth."

6. The following new paragraph is added to the end of Item 3.B.1.b ("Market Expectations"):

       "At September 30, 1997 Cinergy's price/earnings and market-to-book ratios were 16.4 and 211%, respectively. The 16.4 P/E ratio excludes the effects of Cinergy's share of the windfall profit tax, which if included would result in a P/E ratio at September 30, 1997 of 24.8."

7. The last paragraph of Item 3.B.2.b ("Operating Company Financial Integrity") is replaced by the following text:

   "Finally, Cinergy's investment in Exempt Projects has not had an adverse effect on the financial ratings of the Operating Companies. For example, all four rating agencies affirmed their ratings for Operating Company debt and preferred stock following announcement of the Midlands acquisition, and as of December 15, 1997 none of such agencies had reduced any of such ratings or had announced that any of such ratings were under review for possible reduction./34/"

8. The following exhibit is filed herewith:

   Exhibit I-A   Cinergy Pro-Forma Capitalization (revised)

                           SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: December 17, 1997

                                CINERGY CORP.


                                By:  /s/ William L. Sheafer
                                Vice President & Treasurer

                                CINERGY INVESTMENTS, INC.


                                By:  /s/ William L. Sheafer
                                Treasurer

                                ENDNOTES

/34/ In addition to Operating Company ratings, (1) all the major agencies have assigned investment grade ratings to Cinergy debt (for further information on such ratings, see Cinergy's amended application in File No. 70-8993) and (2) on May 5, 1997 S&P assigned an A- long-term credit rating to each of Midlands, Avon Energy and Avon Holdings. Further, following the July 2, 1997 announcement by the Labor Government of the proposed windfall profits tax, an S&P report listed 13 British utilities, but not Midlands, on "CreditWatch with negative implications." Midlands' rating remained unchanged "...because of [its] relative strength within the rating category." As of December 15, 1997, S&P continues to assign an A- long-term credit rating to each of Midlands, Avon Energy and Avon Holdings. Moreover, in connection with a recent refinancing by Avon Energy of certain of its outstanding debt, S&P assigned an A- rating to both $350 million principal amount of Avon Energy 5-year senior notes due 2002 and $250 million of Avon Energy 10-year notes due 2007. S&P noted that despite the windfall tax and the increase in financial leverage at Midlands following its acquisition by Cinergy and GPU through Avon Energy, the fundamental credit strengths of Midlands remain unchanged.